Eaton Vance Management
                               24 Federal Street
                                Boston, MA 02110
                                 (617) 482-8260



                                        April 27, 1999

Securities and Exchange Commission
Office of Filings, Information & Consumer Services
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

          RE:  APPLICATION FOR WITHDRAWAL OF REGISTRATION  STATEMENT ON FORM 10:
               BELAIR CAPITAL FUND LLC (THE "FUND")

Ladies and Gentlemen:

     This application is to request that the Commission consent to the Fund's withdrawal of its registration statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"), which was previously filed with the Commission on April 13, 1999 (Accession No. 0000950109-99-001419). The Fund is withdrawing the registration statement which was made in error, because it is incomplete. On April 23, 1999, the Fund filed a complete registration statement on Form 10 under the 1934 Act with the Commission (Accession No. 0000940394-99-000168).

     If you have any questions concerning the foregoing or the enclosed, please contact the undersigned at (617) 482-8260 ext. 536.

                              Very truly yours,


                              /s/  Jane A. Rudnick
                              --------------------------------
                              Jane A. Rudnick
                              Assistant Vice President